

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

>   **Re: Mag Mile Capital, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 13, 2023**
>   **File No. 333-274354**

Dear Rushi Shah:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Form S-1/A filed December 13, 2023

Prospectus Summary, page 4

1.   We note your response to our prior comment 3 including your statement that you "service a number of significant customers that own hotels and that have a license to be branded by one of these companies." Please qualify this statement by providing a detailed discussion of your material customer relationships for the periods presented. Your revised disclosure should include whether you generate material revenue concentration from these customers and whether you have any material agreements with them.

Rushi Shah
Mag Mile Capital, Inc.
December 26, 2023
Page 2

Financial Statements
General, page F-1

2. Please provide unaudited interim financial statements for the nine-month periods ended September 30, 2023 and 2022 that reflect the reverse merger consummated on March 20, 2023 in an amended filing.

3. Refer to the Index to Consolidated Financial Statements on page F-10. Please delete the reference to "audited" for the Balance Sheets as of July 31, 2022.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ernie Stern